[Letterhead of Tutor Perini Corporation]

September 19, 2014

Submitted by electronic transmission

Via E-mail

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:

Tutor Perini Corporation

Form 10-K for the Year Ended December 31, 2013

Filed February 24, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 17, 2014

File No. 1-6314

Dear Mr. Cash:

This letter is in response to the letter Tutor Perini Corporation (the “Company” or “we”) received from you, dated September 17, 2014.  For your convenience, we have included your comment and then provided our response.

Comment:

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Peer Group, page 25

1. We note disclosure that you undertook a peer group review with the aim of optimizing your peer group for benchmarking and determining executive compensation in 2013. In future filings, please clarify whether and how you benchmark compensation against the compensation of other companies. Please identify which elements of compensation you benchmark, and disclose where actual compensation payments fall within targeted parameters for each of your named executive officers. Please see Item 402(b)(2)(xiv) of Regulation S-K.

Response:

Starting with its Definitive Proxy Statement on Schedule 14A which is expected to be filed in April 2015 related to our regular Annual Shareholders Meeting, when and to the extent the Compensation Committee utilizes benchmarking of the Company’s compensation programs, the Company will identify the benchmark and, if applicable, its components and component companies, as well as where actual compensation payments fall within targeted parameters for each named executive officer, to the extent required by Item 402(b)(2)(xiv) of Regulation S-K.

In connection with our responses to your letter, Tutor Perini Corporation acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/ Michael J. Kershaw

Michael J. Kershaw

Executive Vice President and Chief Financial Officer